OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Lisaiceland Inc.

22136 Westheimer Parkway
Katy, TX 77450

https://www.lisaiceland.com/

52631 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum [563,157] shares of common stock ($106,999.83)

Minimum [52,631] shares of common stock ($9,999.89)

Company	Lisaiceland Inc.
Corporate Address	Mailing Address: Lisaiceland Inc. C/O: Lisa Kristinardottir 22136 Westheimer Parkway, Katy, Texas, 77450
Description of Business	Blockchained Democratized Healthcare-AI Platform (SaaS) with Integrated Healthcare CRO and Staffing Services
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.19 / Per Share
Minimum Investment Amount (per investor)	Minimum $499.89

Perks

$500+ — If you invest $500 or more, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $50 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

$5,000+ — If you invest $5,000 or more, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $200 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

$10,000+ — If you invest $10,000, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $300 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Lisaiceland Inc. was formed on February 6, 2018 (“Inception”) in the State of Delaware as a Public Benefit Corporation and has a Texas Qualification to operate in Texas . The balance sheet of Lisaiceland Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s operating Texas foreign-qualified headquarters are located in Katy, Texas, USA .

Lisaiceland Inc. is affectionately named after the majestic & fabled Icelandic mountain volcano Katla, Icelandic princess of mountains. Explosive powerful renewal guide on a vast scale.

We've been doing product R&D since 2013 in honor of all our caregivers worldwide. Founded as a very small responsive, pro-active, diversity-inclusive & responsible research & development shop.

From an idea to a project to an operating DBA with over two years positive results for our entire program of multiple healthcare projects) Currently, we operate under responsible corporate principles and guidance as a Public Benefit Corporation (PBC).

Clinical Trials Data Management (CTDM)

Our focus is all phases of clinical trials design, actively running with PIs (principal investigators) and the full 360-degrees coverage of studies' (and sites') operations, training, consulting & full clinical data management to final delivery.

Our efforts encompass working with other expert CROs, CRAs, CRCs, CDMs and bio pharmaceutical & medical device development sponsors.

AI, Blockchain, Automations, Apps & APIs

We code daily and don't compromise on innovating the best ideas with zero red-tape and the highest quality in all our products and services.

Dynamic Interactive Healthcare AI

"For Humans"

Our PBC Statement

To help sponsors, principal investigators, medical researchers conduct more effective clinical trials and others who will benefit patients and others from use of advanced artificial intelligence (AI), blockchain, automation, apps, APIs and a host of other bleeding-edge technologies and techniques, all saving more lives in general.

ClinicalTrials360

Lisaiceland Inc. has designed and deployed ClinicalTrials360, an advanced clinical trials workflow processing SaaS, powered by its advanced general-purpose AI-Platform myai.expert, which is a Blockchained Democratized Healthcare-AI Platform (SaaS). ClinicalTrials360 is used to conduct clinical trials in an innovative 3-part workflow: eLearn, eCertify and eComplete.

Our innovative and integrated Clinical Trials Data Management (CTDM) SaaS handles the typical Electronic Data Capture (EDC) activities such as general CRA, CRC, CDM activities like up-front data entry, custom and canned eCRF, IWRS/IVRS, patients/subjects surveys, trials randomizations, site setup, and handling, audits, reports-generation, e-signatures, securing HIPAA PHI at all times, GCP-based record-keeping and eTMF. The SaaS backend data per workspace is secured by HIPAA and GCP-based security technology, SOX, Title 21 CFR Part 11-compliance checks and many other checks. Each Long-Term-Support (LTS) release will have all of these checks completed when our SaaS is used by customers in their production environments.

Also, we consume the backend data through our innovative AI engine myai.expert to extract and present AI-based predictive insights to make the clinical trials more efficient. This is relevant in the main human-based clinical trials and we believe and aim to show practically that it can reduce the overall five to six years that are taken for preclinical phase to one to one and a half years.

We also have deployed IoT-tracking and monitoring of patient data, Apps, bulk SMS system, custom charting and dashboarding and other productivity boosters to reduce pain-points for all clinical trials staff working onsite all the way to sponsors and CRos who will conduct them and report to statistics-analytics at the sponsors data science departments. This process makes the final delivery to the FDA that much better and allows for faster go-to-market by reducing overall burdens of correcting mistakes and re-dos of data scrubbing by developers, PIs and others.

The current Lisaiceland Inc. is a Public Benefit Corporation and it has evolved from

Lisaiceland, a Texas-based and Texas-registered DBA. We have supplied two years of Financial statements for this entity and its evolution.

All Intellectual Property (IP) owned by Lisa Kristinardottir has been licensed, with a perpetual license as long as corporation operates, as the new Delaware Public Benefit Corporation named Lisaiceland Inc. as of February 06, 2018. The new running entity has taken over all aspects of the DBA\s day-to-day operations functions as such.

Sales, Supply Chain, & Customer Base

Sales: SaaS Subscriptions and CRO and healthcare-staffing consulting revenues.

Supply Chain: All SaaS IP belong to Lisa Kristinardottir and are licensed perpetually to our corporation as licensed IP for use in clinical trials administration for CROs.

Customer Base: Big Pharma and Medical Devices clinical trials sponsoring companies, major contract research organizations (CROs), hospital associations, physicians groups, clinical principal investigators (PIs) and other healthcare research and consulting organizations

Competition

Other Software and SaaS vendors who operate to offer a clinical trials data management or clinical trials data management systems that have similar but inferior features to our SaaS. Some of them are OpenClinica, SimpleTrials, Realtime CTMS, ClinPlus and others.

Liabilities and Litigation

- Loan: Long-term loan from Lisa Kristinardottir of $3,308 Used As Expenses for corporation startup and formation activities and Loaned at 0% interest rate to Lisaiceland Inc. with a payment date of December 31, 2022.

- Loan: Long-term loan from Farzana Iqbal of $2,099 Used As Expenses and Loaned at 0% interest rate to Lisaiceland Inc. from formation to date with a payment date of December 31, 2022.

- There are no pending litigation against our public benefit corporation at this time.

The team

Officers and directors

Lisa Kristinardottir	CEO, President, Director & Product Owner

Lisa Kristinardottir
FULL-TIME CEO, President, Director and Product Owner at: Lisaiceland DBA and Lisaiceland Inc. developing and managing projects in Blockchain, AI Algos,

chatbots/NLP/NLU, Node, AWS Serverless and full-fledged SaaS Deployments with a Healthcare Clinical Trials Specialty Focus from 2013 - Present --- also --- Director and Product Owner at: USA Gains Fund developing Quantitative Trading Algorithms Development and Deployment 2016 - Present

Number of Employees: 9

Related party transactions

All Intellectual Property (IP) owned by Lisa Kristinardottir has been licensed, with a perpetual license as long as corporation operates, as the new Delaware Public Benefit Corporation named Lisaiceland Inc. as of February 06, 2018. The new running entity has taken over all aspects of the DBA as such. Also, these related party transactions: Loan: Long-term loan from Lisa Kristinardottir of $3,308 Used As Expenses for corporation startup and formation activities and Loaned at 0% interest rate to Lisaiceland Inc. with a payment date of December 31, 2022. Loan: Long-term loan from Farzana Iqbal of $2,099 Used As Expenses and Loaned at 0% interest rate to Lisaiceland Inc. from formation to date with a payment date of December 31, 2022.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Core Risk Consideration** The SEC requires our Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
- **Our trademarks, patents and/or other intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. We currently have plans to register fourteen (14) in 2018. We believe the most valuable component of our intellectual property portfolio is our trademarks and any and all new patents and that much of the Company's current value depends on, i.e. the strength of these trademarks and patents ideas.. The Company intends to continue to file additional patent applications beyond this and build its intellectual property portfolio as we discover new technologies, workflows and ideas related to Clinical Trials Data Management using our innovative workflow, artificial intelligence (AI), blockchain, robotic process automation (RPA), chatbots using NLP and NLU. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. The Company currently possesses the perpetual-licensed rights to all the internet domains and subdomains it operates. These belong to Lisa Kristinardottir and are perpetually-licensed to our Company. All trademarks and

patents are not created equal and our portfolio is likely weaker or stronger in some countries compared to others. The cost of enforcing our trademarks and patents could prevent us from enforcing them. Trademark and Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing.on one or more of our trademarks and/or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks and patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademarks and/or patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **Other trademarks or patents conflicts** There could be other trademarks or patents or intellectual property in existence that we could be infringing on or that will prevent us from using our intellectual property Because our product is a software-as-a-service or SaaS, there is a large body of prior art disclosing similar products to ours. Although we have yet to find a trademark or patent upon which we believe our products infringe, such a trademark or patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other SaaS products that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating entity, pay past damages and future income on our products, and/or reduce the income we receive for our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.
- **This is a brand-new Delaware Public Benefit Company registered on 02/06/2018** Lisaiceland Inc. is an-going continuation of an established project and an operating business. The older entity has been doing-business-as or also known as a DBA in Texas has been operating as a Texas state-registered DBA since 2016, respectively. It has a great history as a project with two years paying all our development bills (as a Texas DBA), with healthcare clients. For the newly-registered corporation, we have clients that have shown great interest and are discussing product adoption for their clinical trials pipelines aggressively. If you are investing in this company, it's because you think ClinicalTrials360 SaaS is a

good idea, that the IP Company will be able to secure the intellectual property rights to ClinicalTrials360 and that the company will secure the exclusive marketing and manufacture rights to ClinicalTrials360 from the IP Company, that we will be able to successfully market ClinicalTrials360, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise further funds** This is in order to be able to expand our market reach globally. We estimate that we will require at least $100,000 to commence reasonable commercial production of our product with the RC1 targeted release in September 2018. We believe that we will be able to finance the continuing commercial production of the ClinicalTrials360 for all orders. Barring any major market downturn in the healthcare space and specifically clinical trials specialty area, if we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **You can't easily resell the securities. Please consider before investing** One of the Company's most valuable assets is its intellectual property. We currently are applying for a final patent-pending on more than 3 ideas that we have implemented in our SaaS and the registration to additional products, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.
- **Any valuation at this stage is pure speculation for our new business** No one is saying the company is worth a specific amount. We have some ways to estimate and we have given it here. Pre-money valuation is equal to the currently issued amount of shares (fully diluted) x the purchase price of this offering. Based on this information, our calculation is 96,000,000 shares x $4/share = $384,000,000.00 pre-money valuation. No one can be sure of this. It may be higher or lower. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest please.
- **Our business projections are all estimates** This is based on past experience on other similar projects we worked on from 2013 to date. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and ClinicalTrials360 has priced the services at a level that allows the company to make a profit and still attract business.
- **We are a Public Benefit Corporation** Although we are a commercial for-profit entity and always strive to return maximum shareholder value, we strive, in parallel, to return a public benefit that we have as an aim of our organization. This is a complementary synergy we try to maintain at all times and as such will

be assessed by B-Lab, each year. Our Public Benefit statement is: "To help sponsors, principal investigators, medical researchers conduct more effective clinical trials and others who will benefit patients and others from use of advanced artificial intelligence (AI), blockchain, automation, apps, APIs and a host of other bleeding-edge technologies and techniques, all saving more lives in general."

- **IP Ownership and Perpetual Licensing** Lisa Kristinardottir owns the IP for all products. She has licensed it to Lisaiceland Inc. on an exclusive basis, in a perpetual license to use, derive and commercially-benefit from this IP. No hindrance or blockage will be created in this pursuit by Lisa Kristinardottir against Lisaiceland Inc. As long as Lisaiceland Inc. fulfills its obligations to shareholders, the greater public good, the license remains valid in perpetuity. There is no cost attached to the use of this license. If the company is sold or merged with another entity, then this license will be transfer to any and all new owners and shareholders, who must maintain the IP's proper usage and company's public benefit mission to return shareholder value and a greater public benefit, at all times. If there is breach in this license by Lisaiceland Inc., the license will revert back to Lisa Kristinartdottir. Any damages caused by any breach by Lisaiceland Inc. will be assessed and must be addressed by Lisaiceland Inc.
- **Potential Competitors** There are several potential competitors who are better positioned than we are to take the majority of the market. Our way to mitigate is to do meaningful partnerships with them to allow for mutually-beneficial synergies to arise from our relationships with them. The Clinical Trials Data Management space within the general Healthcare industry is well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and deployment relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost, however it’s unlikely in our opinion. If they do, the advantage they will have because of their scale and distribution network could become insurmountable for us.
- **Our current or future products could have an unknown latent design flaw or unknown deployment defect** Although we have done extensive design, build and testing on our current products and intend to do similar aggressive pro-active testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. These are all LIVE recalls in a virtualized software and Internet environment. Rework to deploy a new iteration that’s stable with all targeted features, are an inherent risk in this industry. The downtime is minimum as it's a LIVE SaaS but it's still a technical issue we must overcome if ever it comes to apps.
- **Our new products could fail to achieve the sales traction we expect** Our growth

projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We may face other technological challenges related to TCO and new architectures** We may discover that the optimal price points for our SaaS are below where we can sustainably price our current low-cost architecture from a Total-Cost-of-Ownership (TCO). That would necessitate the development of a new product architecture that could take at least two(2) business quarters, from our experience on this project and other projects, to go from concept to a new iteration of our SaaS.
- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **Your investment could be illiquid longer than you expect** You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Similarly, we do not expect to issue dividends to investors for the first three (3) years, even if we are in the position to do so. Instead, we intend to reinvest profits back into the Company in an effort to drive massive aggressive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely and possibly tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Lisa Kristinardottir, 90.0% ownership, Common Stock

Classes of securities

- Common Stock: 96,000,000

  Common Stock

  The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 96,000,000 shares currently outstanding.

  Voting Rights *(of this security)*

  The holders of shares of the Company's common stock ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock may be subject to and be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL

INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Current State: Lisaiceland Inc. (corporation)

We have not yet generated any revenues for our newly-registered corporation and do not anticipate doing so until we have completed the building and delivery of our SaaS product for the next iteration RC1 in September 01 2018.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Predecessor Entity Performance: Lisaiceland (Texas DBA)

Based on positive income generated for 2016 and 2017 in our Lisaiceland DBA (Texas registration), we expect to be able to capture market share with our products and grow the business.

2017:

- Revenue: $73,060
- Expenses: $66,118
- Net Income: $5,901
- Cash and Cash Equivalents at end of period: $4,364
- Total Stockholders Equity: $9,487

2016:

- Revenue: $78,196
- Expenses: $74,095
- Net Income: $3,486
- Cash and Cash Equivalents at end of period: $7,983
- Total Stockholders Equity: $3,586

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result.

Past Milestones: 2013-2015, 2016-2017

- *Funding Events*

- 2017: Funding from Income as reported in 2-Year Financial Statements for 2017 and 2016
- 2016: Funding from Income as reported in 2-Year Financial Statements for 2017 and 2016

- Revenue Events

- *2017 - Revenue from consulting work generated income*
- *2016 - Revenue from consulting work generated income*

Future Milestones

Funding Events

- ANTICIPATED: 2018: April - June: 90-day StartEngine campaign to do first Series A round through an OPO for $107,000
- ANTICIPATED: 2018: Sept - Nov: New 90-day OPO targeted to raise another $5,000,000. This may also be earlier if we can release RC1 earlier than the Sept 1 target release.

Revenue Events

- ANTICIPATED: 2018:

- Sept - Dec: First revenue stream targeted at $1.8M

- Direct Costs (Gross): $867,600

- Total Operating Expenses (Gross) : $469,662

- ANTICIPATED: 2019:

- Revenue stream targeted at $19M

- Direct Costs (gross): $2,889,600

- Total Operating Expenses (gross): $891,800

- ANTICIPATED: 2020:

- Revenue stream targeted at $31M

- Direct Costs (gross): $3,407,040

- Total Operating Expenses (gross): $1,603,540

- ANTICIPATED: 2021:

- Revenue stream targeted at $42M

- Direct Costs (gross): $3,984,096

- Total Operating Expenses (gross): $2,511,786

- ANTICIPATED: 2022:

- Revenue stream targeted at $70M

- Direct Costs (gross): $4,629,696

- Total Operating Expenses (gross): $4,219,992

Liquidity and Capital Resources

The company has liquidity that allows it to operate under all circumstances, year-round.

Cash available within 48 hours from time of request and needed by Lisaiceland Inc.

- Lisa Kristinardottir has committed more immediate cash if needed upto $20,000 for 2018.
- Farzana Iqbal has committed more immediate cash if needed upto $10,000 for 2018.
- We have access to immediate cash from $10,000 - $500,000 through factoring at a rate of 6% of our issued invoices to our credit-worthy clients. We have 80% of the issued invoice value available in 48 hours. This facility is provided by KW Receivables.
- We have access to immediate cash from $4,000,000 - $100,000,000 through factoring at a rate of 6% of our issued invoices to our credit-worthy clients. We have 80% of the issued invoice value available in 48 hours. This facility is provided by KW Receivables and/or Universal Funding Corporation.
- We will also have a bank line of credit upto: $10,000 after our first invoice is processed in 2018.
- Bank Balance: $1,790

Indebtedness

Loan: Long-term loan from Lisa Kristinardottir of $3,308 Used As Expenses for corporation startup and formation activities and Loaned at 0% interest rate to Lisaiceland Inc. with a payment date of December 31, 2022. Loan: Long-term loan from Farzana Iqbal of $2,099 Used As Expenses and Loaned at 0% interest rate to Lisaiceland Inc. from formation to date with a payment date of December 31, 2022.

Recent offerings of securities

None

Valuation

$18,240,000.00

Estimated Business Value is: $18,240,000 CalcXML Source Calculator, Ref: Motley Fool: https://goo.gl/1tTHhG Considerations: - Annual earnings before interest, taxes, depreciation, and amortization($): 75,500 - "Excess compensation" paid to owners (if any) ($): 0 - Anticipated rate of earnings/compensation growth (0 if level) (0% to 100%): 100% - Number of years earnings are expected to continue (maximum 10 which assumes perpetuity) (0 to 10): 10 - Level of business/industry/financial risk (Typically restaurants and retail are lower risk than manufacturing and high tech): HIGH - Discount for lack of marketability (-100% to 100%): 17% - Considerations are based on similar companies in our industry and business domain ***** Based on a calculated discount rate of 17%, our estimated business value calculated is $18,729,695 ***** ***** We have assessed it a bit lower to be more conservative and have valued our company at $18,240,000 *****

USE OF PROCEEDS

	Minimum Offering Amount Sold*	Maximum Offering Amount Sold*
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$2,000	$10,000
Marketing	$6,000	$5,500
Working Capital	$1,400	$85,080
Total Use of Net Proceeds	$9,400	$100,580

**Totals are estimates. Actuals are subject to change for avoidance of fractional shares.*

Explanation for use of proceeds:

R and D and Production:

Funds are used for software tools upgrades, new tools, contract testing and quality assurance testing

Marketing:

Funds are used in outreach, using traditional media and social media, brochure creations for conferences and tradeshows, email marketing and podcasts creations for subject-matter-expert (SME) talks for our products

Working Capital:

Funds used to pay running bills, such as payroll, contractors, AWS hosting costs and typical expenses for the business.

Irregular Use of Proceeds

The Company has no plans to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at Lisaiceland.com in the Performance Page labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lisaiceland Inc.

[See attached]

PREDECESSOR ENTITY

LISAICELAND (TEXAS DBA)

Lisaiceland (Texas DBA)

FINANCIAL STATEMENTS

(UNAUDITED)

AS OF AND FOR THE YEARS ENDED

January 01, 2016 - December 31, 2016
and
January 01, 2017 - December 31, 2017
and
Notes upto April 11, 2018

I, **Lisa Kristinardottir** (Print Name), the **CEO, President, Director and Product Owner** (Principal Executive Officers) of **Lisaiceland Inc.** (Company Name), hereby certify that the financial statements of **Lisaiceland, a Texas DBA** (Company Name) and notes thereto for the periods ending **December 31, 2016** (first Fiscal Year End of Review) and **December 31, 2017** (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year **2017** the amounts reported on our tax returns were total income of **$73,060**; taxable income of **$6,942** and total tax of **$1,041**.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the **April 11, 2018** (Date of Execution).

X Lisa Kristinardottir Digitally signed by Lisa Kristinardottir Date: 2018.04.11 15:34:10 -05'00' (Signature)

Lisa Kristinardottir

Note: Digitally Signed Using Digital RSA Key - Doc Locked After Signature - With Time-Stamp

CEO, President, Director and Product Owner (Title)

April 11, 2018 (Date)

Lisaiceland (Texas DBA)

Index to Financial Statements

As of April 11 2018

Since Inception
(unaudited)

Lisaiceland (Texas DBA)

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

Lisaiceland, Inc.
Consolidated Balance Sheet
For the period ending December 31

	2017	2016
ASSETS		
Current Assets		
Checking/Savings	4,364	7,983
Accounts Receivable, net	6,779	-
Inventory	-	-
Prepaid Expenses	-	-
Other Assets	-	-
Total Current Assets	11,143	7,983
Total Fixed Assets, net	-	-
Other Assets	-	-
TOTAL ASSETS	**11,143**	**7,983**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	-	3,782
Accrued Expenses	-	-
Taxes Payable	1,656	615
Total Current Liabilities	1,656	4,397
Long Term Liabilities		
Long term debt		
Total Long Term Liabilities	-	-
Total Liabilities	1,656	4,397
Equity		
Capital Stock/Member's Equity	100	100
Member Draws	-	-
Retained Earnings/(Deficit)	9,387	3,486
Total Equity	9,487	3,586
TOTAL LIABILITIES & EQUITY	**11,143**	**7,983**

Lisaiceland (Texas DBA)

INCOME STATEMENT
AND
STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

Lisaiceland, Inc.
Income Statement
For the year ending December 31

	2017	2016
Revenue	$ 73,060	$ 78,196
Costs and expenses:		
Marketing and sales	3,139	523
General and administrative	62,979	73,572
Total costs and expenses	66,118	74,095
Income from operations	6,942	4,101
Interest and other income (expense), net	-	-
Income before provision for income taxes	6,942	4,101
Provision for income taxes	1,041	615
Net income	$ 5,901	$ 3,486

Lisaiceland (Texas DBA)

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	Preferred Stock		Common stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	100	100	-	-	-	100
Shares issued for services	-	-		-	-	-	-	-
Contributed capital	-	-		-	-	-	-	-
Stock option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	-	3,486	3,486
December 31, 2016	-	-	100	100	-	-	3,486	3,586
Shares issued for debt conversion	-	-	-	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	5,901	5,901
December 31, 2017	-	$ -	100	$ 100	$ -	$ -	$ 9,387	$ 9,487

Lisaiceland (Texas DBA)

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

Lisaiceland, Inc.
Statement of Cash Flows
For the year ending December 31

	2017	2016
Cash flows from operating activities		
Net income	$ 5,901	$ 3,486
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		
Share-based compensation		
Deferred income taxes		
Tax benefit from share-based award activity		
Other		
Changes in assets and liabilities:		
Accounts receivable	(6,779)	-
Prepaid expenses and other current assets		
Other assets		
Accounts payable	(3,782)	3,782
Accrued expenses and other current liabilities		
Deferred revenue and deposits		
Taxes payable	1,041	615
Other liabilities		
Net cash provided by operating activities	(3,619)	7,883
Cash flows from investing activities		
Purchases of property and equipment		
Purchases of marketable securities	-	100
Sales of marketable securities		
Maturities of marketable securities		
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets		
Change in deposits		
Net cash used in investing activities	-	100
Cash flows from financing activities		
Taxes paid related to net share settlement of equity awards		
Principal payments on capital lease and other financing obligations		
Repurchases of common stock		
Other financing activities, net		
Net cash used in financing activities	-	-
Net (decrease) increase in cash and cash equivalents	(3,619)	7,983
Cash and cash equivalents at beginning of period	7,983	-
Cash and cash equivalents at end of period	$ 4,364	$ 7,983

NOTE 1 – NATURE OF OPERATIONS OF DBA

Lisaiceland (Texas DBA only) was operating from **Jan 1, 2016** ("Inception") in the **State of Texas**. The financial statements of Lisaiceland (Texas DBA only) (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Katy, Texas, USA.

As a project overall, we've been doing product R&D since 2013 in honor of all our caregivers worldwide. Founded as a very small responsive, pro-active, diversity-inclusive & responsible research & development shop.

From an idea to a project to an operating DBA with over two years positive results for our entire program of multiple healthcare projects).

Date of change of Lisaiceland (Texas DBA) status to the Lisaiceland Inc. operating corporation:
February 06, 2018

Clinical Trials Data Management (CTDM)
Our focus is all phases of clinical trials design, actively running with PIs (principal investigators) and the full 360-degrees coverage of studies' (and sites') operations, training, consulting & full clinical data management to final delivery.

Our efforts encompass working with other expert CROs, CRAs, CRCs, CDMs and bio pharmaceutical & medical device development sponsors.

AI, Blockchain, Automations, Apps & APIs
We code daily and don't compromise on innovating the best ideas with zero red-tape and the highest quality in all our products and services.

Dynamic Interactive Healthcare AI

"For Humans"

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of **December 31, 2016 and December 31, 2017** and upto **April 11, 2018**. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of subscriptions of its **SaaS product and also from healthcare services** when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for years 2016, 2017 and current year 2018.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The DBA does not have any debt at the time as of the transfer to corporation operations.The previous debts, if any and all of them, are considered paid to date.

The newly-operating corporation, from inception of February 06, 2018, does have debt incurred from February 06, 2018 to April 05, 2018.

It is a total of $5,407. Broken up as:

- Cash Loans Total made by Lisa Kristinardottir: $3,308
- Cash Loans Total made by Farzana Iqbal: $2,099

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
No stocks are issued for the DBA. It is a wholly-owned private entity by Lisa Kristinardottir.

For the new Delaware Public Benefit Corporation (type of corporation is C-Corporation), the stocks info is as follows:

- Total authorized at inception: 100,000,000
- Total issued: 90,000,000 at par of $0.000001. This has been issued to Lisa Kristinardottir as the major shareholder.
- Total committed for issuance: 6,000,000 with a 4-year vesting at a strike price of $2 per share. The persons who will be issued these stock options are our:
    - Senior Advisors
    - Employees
    - Consultants.

NOTE 6 – RELATED PARTY TRANSACTIONS

All Intellectual Property (IP) owned by Lisa Kristinardottir has been licensed, with a perpetual license as long as corporation operates, to the new Delaware Public Benefit Corporation named Lisaiceland Inc. as of **February 06, 2018**. The new running entity has taken over all aspects of the DBA as such.

The DBA does not have any tax or any other liabilities at this time. as of the date of this transfer of February 06, 2018.

All DBA assets, listed in the DBA financial statements contained in this document and also any and all liabilities, are hereby carried over to the new Lisaiceland Inc. corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after past two consecutive fiscal years, of 2016 and 2017 and ending on **December 31, 2017** and financial notes through the most recent date of **April 11, 2018**.

The issuance date of these signed financial statements is **April 11, 2018** and all data in this document is correct and up-to-date. There have been no other events or transactions, un-listed in these financial documents during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New

Discover Investments | Edit My Campaign | Launch an ICO NEW | Meilani K.

Lisaiceland is pending **StartEngine Approval.**

PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $107K goal

Lisaiceland

ClinicalTrials360

Small OPO · Katy, TX · Biotechnology · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



*Clinical***Trials***360*

Product Details

Welcome
Thank You For Visiting!

Innovative Disruption
Blockchained
Democratized
Healthcare-AI Platform
(SaaS)

*Clinical**Trials**360*
More Efficient
Clinical Trials Data Management
(CTDM)


18,211 Foodborne Outbreaks
Location of Preparation
State
Month
Contaminated Ingredient
Genus Species
Illnesses
Food Vehicle
Hospitalizations
Deaths
Etiology Status
Year


N = 20, Iteration 2
1.0
0.5
0.0
−0.5
−1.0
−1.0
−0.5
0.0
0.5
1.0



Number of Registered Studies by Year (as of March 22, 2018)

A - B - C

eLearn + eCertify + eComplete

Solid Integrated Benefits:

No Double-Entry Data In Clinical Trials
Deeper Coherent Workflow
More Efficient Results
Saves Money
Workflow Efficiencies Helps To Reduces Go-To-Market
for Drug-Therapies and Medical Devices
.....Saves More Lives

see rationale:
https://www.lisaiceland.com/blog/highly-integrated-ctdm

Tangible Public Benefit:

Allows Principal Investigators (Doctors, Clinicians, Sponsors, CROs)
To Be More Successful In Overall Trials Results and Saving Money
Because of Faster Go-To-Market Timelines
For Newer Drug Therapies and Medical Devices

Lisaiceland Inc.

We've been doing product R and D and clinical projects consulting since 2013. Our successes have been in birthing fresh ideas, innovative designs and highly-scalable deployments for our blockchained healthcare-AI-powered platform (SaaS) ***ClinicalTrials360*** . It's based on and powered by our general-purpose AI platform ***myai.expert***.

This project is in honor of all our healthcare caregivers worldwide. We were founded as a boutique, responsive, pro-active, diversity-inclusive and responsible research and development shop. We've worked for the largest healthcare and other industry established players and companies and have honed our development, product and services and marketing deliveries and business administration skills.

End-to-End
Clinical Trials Data Management
(CTDM)

It started from a whiteboard idea for a post-grad project late 2012 and early 2013 and took off in earnest by summer 2013.

We then evolved into a major set of clinical pipeline workflows, apps, databases, IoT, automations (RPA), e-Learning, e-certifications, SaaS, APIs and clinical consulting. Finally, to an integrated platform with AI, blockchain and many other awesome technologies and fully-developed , tested and deployed techstacks!

We Release ONLY When Fully Ready - No Vaporware

We didn't want to file for our first OPO until we had a **SOLID** working stable product and at least two solid years of earnings that paid our bills at our Lisaiceland venue (Texas DBA) from doing clinical consulting work. This is how we paid the development bills. Raw hard work and some conservative bootstrapped financial smarts.

Year First Posted	Start of Year	During Year	End of Year
2000 †	0 †	2,119	2,119
2001	2,119	1,773	3,892
2002	3,892	1,378	5,270
2003	5,270	3,590	8,860
2004	8,860	3,166	12,026
2005	12,026	12,801	24,827
2006	24,827	10,917	35,744
2007	35,744	12,554	48,298
2008	48,298	17,575	65,873
2009	65,873	17,020	82,893
2010	82,893	17,353	100,246
2011	100,246	17,824	118,070
2012	118,070	19,473	137,543
2013	137,543	20,452	157,995
2014	157,995	23,325	181,320
2015	181,320	24,131	205,451
2016	205,451	27,812	233,263
2017	233,263	29,202	262,465
2018	262,465	6,595 ‡	269,060 ‡

† ClinicalTrials.gov was first launched on February 29, 2000 with 1,255 studies available
‡ As of March 22, 2018



The Release Candidate 0 or RC0 (RC = basically a stable first iteration beta) for user acceptance testing (aka UAT) started in earnest on February 01, 2018 (see announcement and press).

For a Growing, Entrenched, Sleeping and...
...Phenomenally-Active Market...
(see: **https://goo.gl/R5CbGx**)

Our development model has been proven to work.

OUR EVOLUTION

- **2013** -- **DONE** -- Turn Post-grad project idea into a running viable project
- **2013** -- **DONE** -- Create a dedicated team in place and work the project
- **2013 - 2015** -- **DONE** -- Delivered alpha proofs-of-concept (PoC)
- **2016 - 2017** -- **DONE** --Plus doing clinical consulting work using our apps to prove product, workflow and tweak everything till then and pay our bills
- **2017** -- **DONE** --Delivered solid betas
- **2018** -- **DONE** -- Delivered a stable release candidate (RC0)
- **2018** -- **DONE** -- Once the RC0 is out, register the DBA as a Delaware Public Benefits Corporation (PBC).
- **2018+** -- **WORK-IN-PROGRESS** -- Then build this project out over the next five years for a hungry waiting market that wants a truly innovative democratized (i.e. meaning available to everyone at the lowest common price/benefits ratio) Clinical Trials Data Management solution that works for them at the cheapest price and no missing features in the workflow! Also register all our trademarks with USPTO.
- Product Road Map and more docs on our Lisaiceland Inc. Website

Today our platform (SaaS - software as a service) exists in its first major Release Candidate (RC) RC0 as a highly-scalable SaaS bringing together:

- A true Electronic Data Capture (EDC) system in its fullest form
- Deep Healthcare domain knowledge access at all points of entry/exit
- Deep domain knowledge in clinical trials data management
- LMS gamified-integrated e-Learning integration for learning, certification and completions
- AI machine and deep-learning and blockchain integrated
- Robotic process automation (RPA)
- Highly-scalable infrastructure secure-cloud-based backbone
- Apps, APIs, internet-of-things (IoT)
- ...and so much more!

The platform has already gone through nearly four plus years of solid R and D and testing in the Contract Research Organization healthcare specialty area (CRO - i.e. organization that does clinical trials for drug and medical devices sponsor companies).

We wanted to make a difference in solving **MAJOR** pain-points, one being research that does not end up in practice.


ClinicalTrials360®
aiSuperStudy | aiCTDM
aiEHR
aiMRI
aiOnco
AI Core
Secure Cloud Connected APIs
On-Board AI Processor
AVA®
APP
API
HIPAA
GCP
Good Clinical Practice
Private Blockchain
myClinApps®
Everything Included - 100% Integrated



56+ Languages Access - Includes RTL



Investment

$0.19 per share For Common Stock

When you invest you are betting the company's future value will exceed $18.3M.

Billions $$$ and Time Wasted

Let's Do All We Can To Help Save!

Each year Billions are spent researching clinical treatments, but a staggering 85% of all research ends up not being put into practice – much of it passed over for reasons that could be avoided. Even when research findings are taken up by clinicians and those in charge of health policy, the average delay between publication and practice is 17 years.

(see: https://goo.gl/ch7yQc)

Our Internal Active-Measures
Company Administration Model

We've kept our costs, payroll and expenses to a minimum and have completed the first stable release candidate (RC) iteration for our platform. We're very practical and produce real products and services at all times. Zero-hype. All results. Our past performance, products and current iterations speak for themselves. We aim to deliver **WORKING** products and services of the highest quality.

We aim to maximize our expenditures in marketing our platform and maximize our profits. All current teammates are remote and on contract probation until the company achieves at least $5M in funding, revenue or a combination of both by Q4 2018.

Healthcare Focus
Clinical Trials Data Management
(CTDM)

Our focus is making all phases of clinical trials more efficient: design, actively running with PIs (principal investigators) and the full 360-degrees coverage of studies' and sites' operations, onsite-training, e-Learning, consulting and full clinical data management to final delivery.

Our efforts encompass working with other expert CROs, CRAs, CRCs, CDMs, PIs and bio pharmaceutical and medical device development sponsors.

Healthcare
CTDM Use-Case

Black & White

Why would you need or even desire more efficient clinical trials data management (CTDM) run on our platform? Plus, all this with related results for design, planning, setup, reporting, auditing, analytics, tracking and patient supervision - before, during and way after a trial is over?

Short Answer

Better 360°-Managed LIVE Clinical Trials (Data Management) and Much Better Final Workflows.

Collectively

Save More Lives. Period.



Perks

$500+ — If you invest $500 or more, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $50 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

$5,000+ — If you invest $5,000 or more, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $200 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

$10,000+ — If you invest $10,000, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $300 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

*All perks occur after the offering campaign is completed


S.a.a.S.
software as a service

"Better 360°-Managed LIVE Clinical Trials Collectively Save More Lives"

What Have We Accomplished So Far

We have developed ***ClinicalTrials360*** powered by our general-purpose AI-platform ***myai.expert***, a blockchain-secured, AI-based platform (SaaS). It is out in solid beta release candidate trials right now as of February 01, 2018. It's built to handle massive amounts of HIPAA and GCP-secured Healthcare data for AI-based data-analytics and extraction of hidden clinical insights. More specifically, data for Clinical Trials Data Management (CTDM). This includes actual trials data and we're developing the next round of products to allow the initial pathology and therapeutics-based data analytics that will be consumed by our AI engine to generate significant insights and allowing the reduction of targets-choosing by PIs (Principal Investigators, i.e. Doctors, Medical Researchers, Chief RNs). We forecast that this reduction will be from six years average currently to under one year. We are in a race to achieve this over the next 1-3 years maximum with a production version integrated into our CTDM.

The uses for both ***ClinicalTrials360*** and general AI platform **myai.expert** are way beyond this and has a very bright future!

Please Note:
Clinical Trials refers to human-based trials of drug-therapies and/or medical devices.
Combinations of these are also possible in any Clinical Trials.

We are doing more major iterations in 2018 and beyond to make it a unique offering solving challenges in Clinical Trials Data Management, incorporating full clinical data management (CDM) workflow, AI machine and deep-learning, e-Learning and e-Certifications and secured by our own private blockchain.

We have implemented innovative design ideas to make the platform very easily-tweakable (by our development team and users) and highly scalable and operating in the cloud.



Historical Numbers So Far:
Lisaiceland® (unincorporated)
Texas DBA
Clinical Trials Consulting Completed successfully for 2016 and 2017

2016
CLINICAL TRIALS MANAGEMENT CONSULTING
USING WORKING POC
Revenue = **$78,196**

2017
CLINICAL TRIALS MANAGEMENT CONSULTING
USING WORKING POC
Revenue = **$73,060**

Our Platform



*Clinical***Trials***360*







1 - 2 - 3 - START
Easiest System For Clinical Trials
1
Study Signup
aiSuperStudy
Get Secure Workspace
2
Login
Enter Your
Study Data
3
Manage
Your CDM
Workflow + Users
4
START



aiSuperStudy/aiCTDM + aiEHR + aiMRI aiOnco + myClinApps



Lisaiceland Inc
myai expert
ClinicalTrials360
Admin Signup - START HERE



aiSuperStudy
aiCTDM
Clinical Trials Data (Studies) Management
Smarter, More Robust Study Pipelines
Private Blockchain-Secured
IVRS/IWRS + AVA® Smart Chats
CTDM, EDC, CDM, eCRF, eTMF
Customizable Charts + Dashboards
Remote Monitoring / Risk-Based
Integrated AI Fast-Targeting
Integrated Immersive-Workflow
Integrated CRO + Industry Partnerships
Social-Media Recruiting Integration
Advanced Scan-Analytics
Integrates w/EHR, MRI, Onco & AVA®
Do Better Clinical Trials Everywhere
Secure Single Organization Workspace
"ClinicalTrials360 Signup Required"
Helping Our Precious
Caregivers, Researchers, PIs & Sponsors
Extract + Use Better Insights Faster.
Save More Lives



aiEHR
Hospital Management System
Robust EHR / EMR / HMS
Use Integrated w/aiSuperStudy
HIPAA-Compliant, GCP, ISO
Private Blockchain-Secured
AVA® Smart Chats
Remote Monitoring / Risk-Based
Customizable Charts + Dashboards
Much Better Data Mgmt
Integrated AI Core Data Consumption
Integrated Immersive Workflow
Integrated CRO + Industry Partnerships
Advanced Scan-Analytics
Admin Portal + App + APIs + RPA
Integrates w/CTDM, MRI, Onco & AVA®
Secure Single Organization Workspace
"ClinicalTrials360 Signup Required"
Helping Our Precious
Caregivers, Researchers, PIs & Sponsors
Extract + Use Better Insights Faster.
Save More Lives

eLearn

(A) START HERE: Learn + understand CTDM

START

eCertify

(B) Certify understanding + protocols + staff

START

eComplete

(C) Complete your Clinical Trials

START


aiMRI
MRI Smart Scan-Analytics
Import Raw Training Data
Models
Ensembles
Estimators
Dataset Boosts
Use Raw Test Data on Model
Tweakable Parametric Questions
Predictions With Clever Insights
Deep-Learning Computational Pathology-Based Analytics
"ClinicalTrials360 Signup Required"
Helping Our Precious
Caregivers, Researchers, PIs & Sponsors
Extract Better Insights Faster
Save More Lives
EVERYWHERE


AI
aiOnco
Onco Smart Scan-Analytics
Import Raw Training Data
Models
Ensembles
Estimators
Dataset Boosts
Use Raw Test Data on Model
Tweakable Parametric Questions
Predictions With Clever Insights
Deep-Learning Computational Pathology-Based Analytics
"ClinicalTrials360® Signup Required"
Helping Our Precious
Caregivers, Researchers, PIs & Sponsors
Extract + Use Better Insights Faster
Save More Lives
LEARN MORE


myClinApps
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What Makes Our Platform Different

Problem Worth Solving

1. Cost
The number of clinical trials has doubled from 2011 to 2018 (March 25).
ClinicalTrials.gov currently lists 269,430 studies with locations in all 50 States and in 203 countries.
(see: https://clinicaltrials.gov/ct2/resources/trends)

Typical Clinical Trials Costs:
(see: https://goo.gl/osfV1H)

Total costs for each of the therapeutic areas included in our model by clinical trial phase (assuming one trial per phase and not inclusive of failures).

Phase 1: Immunomodulation per-study costs ($6.6 million) are the highest in Phase 1 with costs of studies in ophthalmology ($5.3 million) and respiratory system ($5.2 million) ranking second and third, respectively.

Phase 2: Hematology trial costs ($19.6 million) rank first, followed by pain and anesthesia ($17.0 million) and immunomodulation ($16.0 million).

Phase 3: The most costly studies are in pain and anesthesia ($52.9 million) with studies in ophthalmology ($30.7 million) and cardiovascular ($25.2) area ranking second and third, respectively.

Phase 4: Respiratory system trial costs ($72.9 million) rank first, followed by oncology ($38.9 million) and pain and anesthesia ($32.1 million) study costs.

Overall, the therapeutic area with the highest clinical research burden across all phases is respiratory system ($115.3 million) followed by pain and anesthesia ($105.4 million) and oncology ($78.6 million) trials (see Figure 3). On the other hand, trials in central nervous system, dermatology, and genitourinary system tend to cost the least overall. (see: https://goo.gl/osfV1H)

What's worse is that this cost is increasing rapidly.
More than $7 of every $10 dollars is spent on administrative staff, clinical procedures, site monitoring and site retention.
(see: https://goo.gl/NMycDL)

Great data management using our CTDM (aiSuperStudy + aiCTDM) system can drastically reduce that, reduce errors and become an integral part of a futuristic and highly-scalable system that not solves current clinical data management pain-points but also has AI insights and blockchain security as added (huge) benefits.

We have taken aim squarely to make trials workflows more efficient so that the above IMMENSE costs can be lowered. That's the first order of the day.

2. Design
Designing and running successfully a Clinical Trial workflow (aka pipeline) is a tough job and it requires significant amount of data:
To determine which method or strategy is going to be the best for the drug at hand. It is a very people-intensive activity and contrary to popular understanding for clinical trials and healthcare in general, it is NOT a technology-intensive domain.

3. Setup
The setup of a Clinical Trial involves a lot of things:
Recruitment of test subjects, administration, reporting, compliance, etc. The usage of data and technology, specifically AI machine and deep learning and e-learning, e-certifications and e-completions (i.e. actually running the trials) for better predictability of outcomes and generation of actionable-insights is critical in this step and deploying a conventional setup is not possible anymore.

4. Tracking & Monitoring
This is one of the biggest problems Clinical Trial Teams face:
Tracking the dosage and reactions of their trial patients. Even though phone calls, clinic visits and even video documentation helps, it doesn't really solve the problem significantly.

5. Reporting
One of the biggest problems in clinical trials is reporting.
Representation of data, results, conclusions and then extracting the results from that data, all of this affects the efficacy and efficiency of the trials themselves and may even lead to inefficient data for future research and ongoing work as well. (see: https://goo.gl/PaFxXD)

6. Auditing
How does one verify the trial results?
Who was responsible for which step? Auditing in a nightmare for any business or process, but auditing a Clinical Trial that is responsible for the lives of people is a whole different ball game.






Our Solution

We have developed a groundbreaking solution that is set to revolutionize the world of Clinical Trials Data Management (CTDM), EHR and MRI and Oncology Scan-Analytics.

We believe that Better CTDM results lead to better implementations driving down key cost drivers for newer innovative therapies and drugs.
The increasing cost of clinical research has significant implications for public health, as it affects drug companies' willingness to undertake clinical trials, which in turn limits patient access to novel treatments.
(See: https://goo.gl/Nynwrq)

The cost of failed clinical trials is very high.
Estimates vary on the cost of a failed clinical trial, but figures range anywhere from $800 million to $1.4 billion
(see: https://goo.gl/dh1f7a).

Hence, we have created a blockchained plus AI-powered SaaS that helps CROs, users, admins, researchers and patients across the world conduct efficient, cost-effective and easy to manage Clinical Trials.

Our solution is:

- A one-stop SaaS (aka platform or system)
- It's setup to be operational for CROs that's set up for optimal performance
- Smart e-Learning
- Smart e-Certification
- Smart e-Completions
- Smart AI-based platform to plan, design, setup, track, analyze and supervise the trials
- Based on Machine Learning and Deep Learning, the platform grows more intelligent with the passage of time and help the researchers make informed decisions.
- Targeting reducing the pathology and therapeutics-based analytics for human organ site-targets-selections from 6 to 1 year
- Secured by the best private blockchain available
- A fully-Integrated EHR / EMR Hospital Management System to reduce errors for double-entry of patient data




Studies
2FA
KB
GeoTag
GeoText
API
San Francisco

What Makes Us Unique?

- INTEGRATED Smarter Clinical Trials
  - Smart e-Learning
  - Smart e-Certification
  - Smart e-Completions
- INTEGRATED Localized, including RTL support, in 56+ Languages
- INTEGRATED Cloud-Based Blockchained Healthcare-AI Platform
- INTEGRATED SERVERLESS Apps and APIs on Scalable AWS
- INTEGRATED Highly-Scalable: Millions of Transactions No Latency
- INTEGRATED Private Blockchain-Secured (genesis block on AWS)
- INTEGRATED LIVE Clinical Trials Studies Completions: Plan, Design, Track, Monitor, Audit, Analyze, report and Maintain and much more!
- INTEGRATED Immersive Workflow eLearning
- INTEGRATED Immersive Workflow eCertification
- INTEGRATED Immersive Workflow eCompletion
- INTEGRATED Immersive Workflow Gamification
- INTEGRATED Fully Open-Exchange Data Formats
- INTEGRATED 50-Languages Localization
- INTEGRATED Remote Patient-Monitoring (aiSitenCam® and aiPat®)
- INTEGRATED Industrial-Grade Robotic Process Automation (RPA)
- INTEGRATED IoT Runs on ALL Major HW and SW Platforms
- INTEGRATED AI Core (Machine and Deep-Learning)
- INTEGRATED Voice-Prompted-Based 2-Way NLP/NLU Chatbot
- INTEGRATED Risk-Based Workflow Processing
- INTEGRATED Collaborative Analytics Charts & Dashboards
- INTEGRATED CTDM Using Best CDM Methods, eCRF, EDC, eTMF
- INTEGRATED 100% HIPAA, ICH-GCP, ISO, DIA and Other Compliances
- INTEGRATED Highly Scalable and Secure Digital DRM and AWS Serverless Backbone Technologies Allowing Deployments

Everywhere Literally (Internet/wifi off/on)

- INTEGRATED LIVE Reporting, Auditing, Compliance & Approvals
- INTEGRATED LIVE Post-Trial Monitoring
- INTEGRATED Extra-Large Workflow Screens - Easiest For All Users
- INTEGRATED LIVE Usage, Tutorials, Info Docs Available Easily
- INTEGRATED LIVE Integrated ChatBot LIVE 24/7/365 Support
- INTEGRATED LIVE Integrated 24/7/365 LIVE Support (except holidays)
- GUARANTEED Lowest Globally-Competitive Pricing
- Many More Apps, Modules and Features coming soon!




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eComplete
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Our Market and Industry

Problem We See As Developers and Workflow Integrators

The current state for a single clinical trials data management "system-of-record" that's powered by an Blockchained-AI platform is:

- In general healthcare terms and specifically for three areas of healthcare (e.g. LIVE electronic health record (EHR), clinical trials data management (aka CTDM of which EDC is a small part, see market size for EDC: https://goo.gl/wHDxqw) for: CDM, EHR, MRI, Oncology scan-analytics) with accompanying AI platforms, apps, APIs & automations are a daunting & confusing mixed bag of systems and platforms.
- They're coded and deployed with really old legacy coding and deployment paradigms that do NOT scale well, with apps, APIs & confusing ideas.
- We're not even going to mention legacy systems "integrations."
- Any and all types of LIVE trials management & research is, has been & becomes very complex really fast.
- The increasing cost of clinical research, in general, has significant implications for public health, as it affects drug companies' willingness to undertake clinical trials, which in turn limits patient access to novel treatments (see: https://goo.gl/fiP73x). In our opinion, that's a big problem that the private and public sectors needs to team up and we have built a solution that address that from an increasing in efficiencies in data analytics, inputs and other innovative features to address this.
- By the way...we believe in making a great core CTDM with a core EDC (see more of what we consider to be great features: https://goo.gl/QrgkJB)

Specific Problematic Areas Ready For Disruption:

- AI-Based Smart Integrated Deeply Domain-Knowledgeable Natural 2-Way Voice Assistants
- AI-Based LIVE Integrated Electronic Health Record (EHR) Multi-Hospital Systems
- AI-Based LIVE Integrated Trials Management for Clinical Trials In General (CTDM)
- AI-Based LIVE Integrated MRI-Based LIVE Trials Management (MRI)
- AI-Based LIVE Integrated Oncology-Based LIVE Trials Management (Onco)
- AI-Based LIVE Integrated Additional myClinApps

Our Basic Commercial Business Concept
DISRUPTION of Current EXISTING INCUMBENT MARKETS
Leads To Huge Untapped Areas Of Growth
EVERYWHERE

Our Basic Public Benefit Corporation (PBC) Concept
DISRUPTION and IMPROVING
of Current EXISTING CLINICAL TRIALS PRACTICES
Helps Principal Investigators (PIs), Sponsors and CROs and
Leads To Much Better Drugs, Devices, Combined Therapies and
Saves More Lives
EVERYWHERE

Significant Market Findings

(for below see: https://goo.gl/oPk2kA)

The Global Clinical Trials Market Factoids

- **2016:** The global clinical trials market witnessed a lucrative growth in 2016 and is expected to grow at a CAGR of over 5.5% from
- **2017 to 2025:** The market is expected to be dominated by Phase III as of 2016, with Phase I anticipated to witness the fastest growth
- Increasing innovation and evolution of treatment is predicted to contribute towards growth of the expanded access trials segment
- **Oncology:** Based on indication, the oncology segment is anticipated to witness the fastest growth.
- **Preclinical, Oncology-Focused:** According to various sources, more than USD $38.0 billion is currently being spent by the healthcare industry towards preclinical and clinical development of oncology therapy products
- **North America #1 Market:** North America dominated the overall market in terms of revenue share in 2015 owing to the presence of big outsourcing firms and increasing R&D in the region.
- **Key players:** Quintiles IMS, Paraxel International Corporation, Charles River Laboratories, ICON plc, SGS SA among the others dominate the global clinical trials market while (note: this is representing maximum volume in 2016)

Another More Detailed Report Here:
Clinical Trials Market Analysis By Phase (Phase I/II/III/IV), By Study Design (Interventional, Observational, Expanded Access), By Indication (Autoimmune, Pain management, Oncology, CNS condition, Diabetes, Obesity), And Segment Forecasts, 2014 - 2025
Our Main Reference Data-Points Considered:
U.S. clinical trials market, by phase, 2014 - 2025 (USD Billion)

The chart below shows the distribution of locations for all studies registered on ClinicalTrials.gov.

Percentage of Registered Studies by Location (as of Wed, 31 Jan 2018 11:06:20 EST)
Total of 264,949 studies



Non-U.S. only (47%)
U.S. only (35%)
Both U.S. and non-U.S. (5%)
Not provided (12%)

Location	Registered Studies (as of Wed, 31 Jan 2018 11:06:20 EST)
Non-U.S. only	125,143 (47%)
U.S. only	93,975 (35%)
Both U.S. and non-U.S.	14,407 (5%)
Not provided	31,424 (12%)
Total	264,949 (100%)

(for above, please see: https://clinicaltrials.gov/ct2/resources/trends)

U.S. clinical trials market, by phase, 2014 - 2025 (USD Billion)



17.4
18.3
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Phase I
Phase II
Phase III
Phase IV

(see for above: https://goo.gl/75RFDZ)

Hello From All Of Us!



We Strive To Be Publicly-Responsible and Transparent

CLINICAL TRIALS TRANSFORMATION INITIATIVE

More Details: Description of Business and Nature of Operations

Lisaiceland Inc. was formed on February 6, 2018 (“Inception”) in the State of Delaware as a Public Benefit Corporation and has a Texas Qualification to operate in Texas . The balance sheet of Lisaiceland Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s operating Texas foreign-qualified headquarters are located in Katy, Texas, USA .

Lisaiceland Inc.® is affectionately named after the majestic & fabled Icelandic mountain volcano Katla, Icelandic princess of mountains. Explosive powerful renewal guide on a vast scale.

We've been doing product R&D since 2013 in honor of all our caregivers worldwide. Founded as a very small responsive, pro-active, diversity-inclusive & responsible research & development shop.

From an idea to a project to an operating DBA with over two years positive results for our entire program of multiple healthcare projects) Currently, we operate under responsible corporate principles and guidance as a Public Benefit Corporation (PBC).

Clinical Trials Data Management (CTDM)
Our focus is all phases of clinical trials design, actively running with PIs (principal investigators) and the full 360-degrees coverage of studies' (and sites') operations, training, consulting & full clinical data management to final delivery.

Our efforts encompass working with other expert CROs, CRAs, CRCs, CDMs and bio pharmaceutical & medical device development sponsors.

AI, Blockchain, Automations, Apps & APIs
We code daily and don't compromise on innovating the best ideas with zero red-tape and the highest quality in all our products and services.

Dynamic Interactive Healthcare AI
"For Humans"

Our PBC Statement
"To help sponsors, principal investigators, medical researchers conduct more effective clinical trials and others who will benefit patients and others from use of advanced artificial intelligence (AI), blockchain, automation, apps, APIs and a host of other bleeding-edge technologies and techniques, all saving more lives in general."

ClinicalTrials360
Lisaiceland Inc. has designed and deployed ClinicalTrials360, an advanced clinical trials workflow processing SaaS, powered by its advanced general-purpose AI-Platform myai.expert, which is a Blockchained Democratized Healthcare-AI Platform (SaaS). ClinicalTrials360 is used to conduct clinical trials in an innovative 3-part workflow: eLearn, eCertify and eComplete.
Our innovative and integrated Clinical Trials Data Management (CTDM) SaaS handles the typical Electronic Data Capture (EDC) activities such as general CRA, CRC, CDM activities like up-front data entry, custom and canned eCRF, IWRS/IVRS, patients/subjects surveys, trials randomizations, site setup, and handling, audits, reports-generation, e-signatures, securing HIPAA PHI at all times, GCP-based record-keeping and eTMF. The SaaS backend data per workspace is secured by HIPAA and GCP-based security technology, SOX, Title 21 CFR Part 11-compliance checks and many other checks. Each Long-Term-Support (LTS) release will have all of these checks completed when our SaaS is used by customers in their production environments.
Also, we consume the backend data through our innovative AI engine myai.expert to extract and present AI-based predictive insights to make the clinical trials more efficient. This is relevant in the main human-based clinical trials and we believe and aim to show practically that it can reduce the overall five to six years that are taken for preclinical phase to one to one and a half years.
We also have deployed IoT-tracking and monitoring of patient data, Apps, bulk SMS system, custom charting and dashboarding and other productivity boosters to reduce pain-points for all clinical trials staff working onsite all the way to sponsors and CRos who will conduct them and report to statistics-analytics at the sponsors data science departments. This process makes the final delivery to the FDA that much better and allows for faster go-to-market by reducing overall burdens of correcting mistakes and re-dos of data scrubbing by developers, PIs and others.
The current Lisaiceland Inc. is a Public Benefit Corporation and it has evolved from Lisaiceland, a Texas-based and Texas-registered DBA. We have supplied two years of Financial statements for this entity and its evolution.
All Intellectual Property (IP) owned by Lisa Kristinardottir has been licensed, with a perpetual license as long as corporation operates, as the new Delaware Public Benefit Corporation named Lisaiceland Inc. as of February 06, 2018. The new running entity has taken over all aspects of the DBA\s day-to-day operations functions as such.

Sales, Supply Chain, & Customer Base
Sales: SaaS Subscriptions and CRO and healthcare-staffing consulting revenues.
Supply Chain: All SaaS IP belong to Lisa Kristinardottir and are licensed perpetually to our corporation as licensed IP for use in clinical trials administration for CROs.

Customer Base

Big Pharma and Medical Devices clinical trials sponsoring companies, major contract research organizations (CROs), hospital associations, physicians groups, clinical principal investigators (PIs) and other healthcare research and consulting organizations

Competition

Other Software and SaaS vendors who operate to offer a clinical trials data management or clinical trials data management systems that have similar but inferior features to our SaaS. Some of them are OpenClinica, SimpleTrials, Realtime CTMS, ClinPlus and others.

Liabilities and Litigation

- Loan: Long-term loan from Lisa Kristinardottir of $3,308 Used As Expenses for corporation startup and formation activities and Loaned at 0% interest rate to Lisaiceland Inc. with a payment date of December 31, 2022.
- Loan: Long-term loan from Farzana Iqbal of $2,099 Used As Expenses and Loaned at 0% interest rate to Lisaiceland Inc. from formation to date with a payment date of December 31, 2022.
- There are no pending litigation against our public benefit corporation at this time.

Liquidity and Capital Resources

The company has liquidity that allows it to operate under all circumstances, year-round.

Cash available within 48 hours from time of request and needed by Lisaiceland Inc.

- Lisa Kristinardottir has committed more immediate cash if needed upto $20,000 for 2018.
- Farzana Iqbal has committed more immediate cash if needed upto $10,000 for 2018.
- We have access to immediate cash from $10,000 - $500,000 through factoring at a rate of 6% of our issued invoices to our credit-worthy clients. We have 80% of the issued invoice value available in 48 hours. This facility is provided by KW Receivables.
- We have access to immediate cash from $4,000,000 - $100,000,000 through factoring at a rate of 6% of our issued invoices to our credit-worthy clients. We have 80% of the issued invoice value available in 48 hours. This facility is provided by KW Receivables and/or Universal Funding Corporation.
- We will also have a bank line of credit upto: $10,000 after our first invoice is processed in 2018.
- Bank Balance: $1,790



01/2013
Idea Launch
From Post-Grad Idea To Project Launch. myai.expert
06/2013
First Idea Proof-of-Concept Released
Proof-of-Concept (PoC): myai.expert and ClinicalTrials360® Concept Finalized
6/2017
Alpha 0 - 4
11/31/2013 - 6/31/2017 This was the formadable period to develop the various pieces of the SaaS and test them out in a robust way.
01-12/2016
Lisaiceland DBA Launched With 2016 Earnings
Positive Consulting Earnings In 2016 For Consulting and Software Development. Target was $100k. Earned Gross $94k.
01-12/2017
Lisaiceland DBA Had Positive 2017 Earnings
Positive Consulting Earnings In 2017 For Consulting and Software Development. Target was $80k. Earned Gross $78k.
01/2018
Beta 1- 3
8/31/2017 - 1/15/2018 The Betas were completed iterations that proved varios features such as dB, Blockchain, AI, Secure Loin, Deployment Testing and being able to run with target features and work.
02/2018
Lisaiceland Inc. Formed and RC0 Released
Lisaiceland Inc. (Delaware Public Benefit Corporation) is formed and ClinicalTrials360 RC0 As A Major Release Iteration.
04/2018
start engine
Lisaiceland Submits Its StartEngine Campaign!
StartEngine OPO Submission
09/2018
RC1
ANTICIPATED: ClinicalTrials360 RC1 Major Release Iteration 2. Completion of Second Test Clinical Trial on New System Completion Target.
12/2018
RC2
ANTICIPATED: ClinicalTrials360 RC2 Major Release Iteration 3. Completion of Third Test Clinical Trial on New System Completion Target.
3/2019
LTS 1.0
ANTICIPATED: Major Release: Long Term Supported Release (LTS) 1.0

In the Press

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Meet Our Team



Lisa Kristinardottir

CEO, President, Director & Product Owner

FULL-TIME CEO, President, Director and Product Owner at: Lisaiceland DBA and Lisaiceland Inc. developing and managing projects in Blockchain, AI Algos, chatbots/NLP/NLU, Node, AWS Serverless and full-fledged SaaS Deployments with a Healthcare Clinical Trials Specialty Focus from 2013 - Present --- also --- Director and Product Owner at: USA Gains Fund developing Quantitative Trading Algorithms Development and Deployment 2016 - Present



Aravind Oommen
Blockchain Specialist
Blockchain Specialist Blockchain Deployments



Raisa Huq
Medical Researcher
Medical Researcher Clinical Trials Specialist



AR Elfeky
AI Algo Specialist
AI Algo Specialist Platforms and Deployments



Dr. Mervat Kheir
Program Manager
Program Manager Professor of Computer Science



Mohab Samie
AI Algo Specialist
AI Algo Specialist DNN Applications



Youssef Farahat
AI Algo Specialist
AI Algo Specialist APIs, Automations and Security



Peter Petry
Accountant
Accountant Bookkeeping,Finances & Accounts



Thomas Nunamaker
CPA
CPA Corporate Law, CPA



Christa Nutzhorn
Senior Advisor
Senior Advisor Director Global Business Development CytoBioscience, Inc



Frank Orlowski
Senior Advisor
Senior Advisor Senior Director / Team Leader Emerging Mkts and Transition Sites Pfizer, Inc.



Barbara Falco
Senior Advisor
Senior Advisor President Barbara Falco Pharma Consult LLC



Mark Oldroyd, J.D.
Senior Advisor
Senior Advisor Vice President (VP) Business Development Tempus Inc.



Matthew Rosen
Senior Advisor
Senior Advisor Chief Executive Office (CEO) US Phytotherapy Inc.



Dr. Vineeta Sharma
Senior Advisor
Senior Advisor Director of R and D Biomed Diagnostics Inc.



James Olejniczak
Senior Advisor
Senior Advisor Senior Healthcare Consultant National Benefits Plans



Paula Barton Mann
Senior Advisor
Senior Advisor Program Director The Black Swan Partners



Bob Bettencourt
Senior Advisor
Senior Advisor President NextLevel Consulting



Phil Raskin
Senior Advisor
Senior Advisor Senior Executive Digital Transformation at Accenture Interactive



Venky Ravirala
Senior Advisor
Senior Advisor VP CTO Envera Health



Pratik Patel
Senior Advisor
Senior Advisor Partner Principal Achieve TMS East

Offering Summary

Maximum [563,157] shares of common stock ($106,999.83)

Minimum [52,631] shares of common stock ($9,999.89)

Company	Lisaiceland Inc.
Corporate Address	Mailing Address: Lisaiceland Inc. C/O: Lisa Kristinardottir 22136 Westheimer Parkway, Katy, Texas, 77450
Description of Business	Blockchained Democratized Healthcare-AI Platform (SaaS) with Integrated Healthcare CRO and Staffing Services
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.19 / Per Share
Minimum Investment Amount (per investor)	Minimum $499.89

Perks

$500+ — If you invest $500 or more, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $50 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

$5,000+ — If you invest $5,000 or more, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $200 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

$10,000+ — If you invest $10,000, you will receive access to key private sneak peaks for all releases prior to release. PLUS you will receive a $300 cash gift card. PLUS all stock purchases has a 10% discount attached to it.

**All perks occur after the offering is completed*

Irregular Use of Proceeds

The Company has no plans to incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Lisaiceland to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Hi and welcome to Lisaicelnd!

We offer you a fully block chained democratized healthcare AI platform that will help you in all aspects of your clinical trials workflow.

Starting from setup, training, full 360-degrees coverage for your data-management, sites' management, regulatory audits, quality-controls and everything else to final study delivery.

Designing the best products and services is what we excel at.

Again, welcome and thank you for visiting!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.